PROSPECTUS SUPPLEMENT	EXHIBIT 2
(To Prospectus dated March 15, 2011)	REGISTRATION NO. 333-63924

CP HOLDRS DEPOSIT FACILITY
AMENDMENT NO. 1 TO THE DEPOSIT AGREEMENT

AMENDMENT NO. 1 TO THE DEPOSIT AGREEMENT (this “Amendment”), dated as of August 11, 2011, among Merrill Lynch Canada Inc., as coordinator and initial depositor (the “Initial Depositor”), BNY Trust Company of Canada, as depositary (the “Depositary”), and all depositors and all owners and beneficial owners from time to time of depositary trust receipts issued under the Deposit Agreement referred to below.

WITNESSETH:

WHEREAS, the Initial Depositor and the Depositary wish to amend the Deposit Agreement, dated as of September 4, 2001 (the “Deposit Agreement”), among the Initial Depositor, the Depositary and all depositors and all owners and beneficial owners from time to time of depositary receipts issued thereunder to provide for an additional early termination event under Article 13 of the Deposit Agreement and to modify the provision relating to liquidation of the Underlying Securities following termination.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Amendment, the parties hereby agree as follows:

ARTICLE I

AMENDMENT

Section 1.1  Section 13.3 is hereby amended to add a new subsection 13.3.4 as follows:

13.3.4 Merrill Lynch notifies the Depositary of its decision to terminate this Agreement.

Section 1.2  Section 13.4.3 is hereby amended solely to replace the reference to “expiration of one year following the date of termination” with “expiration of two months following the date of termination.”

ARTICLE II

MISCELLANEOUS

Section 2.1  Unless otherwise defined herein, all defined terms have the meanings ascribed thereto in the Deposit Agreement.

Section 2.2  This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument.  Copies of this Amendment and the Deposit Agreement shall be filed with the Depositary and shall be open to inspection by any Owner of a Receipt during business hours.

Section 2.3  This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

[Signature Page Follows]

IN WITNESS WHEREOF, Merrill Lynch Canada Inc. and BNY Trust Company of Canada have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first set forth above.

MERRILL LYNCH CANADA INC.

By:	/s/ Mark Dickerson
Name:	Mark Dickerson
Title:	Corporate Secretary

BNY TRUST COMPANY OF CANADA,
as Depositary

By:	/s/ Marcia Redway
Name:	Marcia Redway
Title:	Vice President